

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2013

<u>Via E-mail</u>
Christopher J. Stephens, Jr.
Chief Financial Officer
Barnes Group Inc.
123 Main Street
Bristol, CT 06010

> **Re:** **Barnes Group Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed April 29, 2013**
> **Response Dated August 5, 2013**
> **File No. 1-4801**

Dear Mr. Stephens:

We have reviewed your response letter dated August 5, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-Q for the Period Ended March 31, 2013</u>

<u>14. Commitments and Contingencies, page 17</u>

We note your response to comment seven from our letter dated July 1, 2013. Given the material impact that the unfavorable tax court decision had upon your income from continuing operations for the three and six months ended June 30, 2013 as well as the impact it will have upon your liquidity when payment becomes due, please tell us the following:

- Describe in greater detail how the specific tax position(s) taken by the Company regarding the federal taxation of foreign income of certain foreign subsidiaries differed from the factors considered by the tax court in reaching their decision;

- Tell us how you historically contemplated the possibility that the IRS could reach a different conclusion based upon the same facts and circumstances and how that possibility was reflected in your accounting for income tax liabilities as of December 31, 2012 and March 31, 2013; and
- Explain the factors you historically relied upon to support your assessment that it was more likely than not that the position you had taken would be sustained upon examination.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief